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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of April 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F  X            Form 40-F
                                ---                     ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes                      No  X
                            ---                     ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

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LOANS TO SUBSIDIARIES

     On April 29, 2005, we, Shinhan Financial Group, approved the extension of loans in the aggregate principal amount of KRW 50 billion to Shinhan Capital. The loan origination date is May 9, 2005. We will fund this loan through the issuance of debentures in the domestic market on May 9, 2005. The following is detailed summary of transactions.


* SUMMARY OF TRANSACTIONS:

  1.  Name of the Subsidiary (debtor) :        Shinhan Capital

  2.  Aggregate Principal Amount of the Loan : KRW 50 billion

  3.  Loan Origination Date :                  May 9, 2005

  4.  Total Loans to Shinhan Capital :         KRW 574,295 million
      (as of May 9, 2005)

  5.  Maturity :                               May 9, 2008

  6.  Interest Rate :                          Our domestic funding rate plus 20
                                               basis points

  7.  Use of Proceeds :                        Business operation

  8.  Date of Approval :                       April 29, 2005

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By  /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name:  Byung Jae Cho
                                            Title: Chief Financial Officer


Date: April 29, 2005